U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ______

Ensign Services, Inc.

(Name of Small Business Issuer in its charter)

Nevada	26-1545353
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

914 Park Knoll Lane
Katy, TX	77450
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number:

281-398-1433

Copies to:

Gary B. Wolff, Esq.

Gary B. Wolff, P.C.

488 Madison Avenue, Suite 1100

New York, New York 10022

212-644-6446

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered

Common Stock, $.001	N/A

ITEM 1.

DESCRIPTION OF BUSINESS

Note Regarding Forward-Looking Statements

Certain matters discussed in this registration statement on Form 10-SB are “forward-looking statements.” These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe," “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

(a)	Business Development

Ensign Services, Inc. (“Ensign,” “we”, “us,” “our,” the “Company,” or the “Registrant”) was incorporated in the State of Nevada on July 13, 2005 under the name “Ensign Medical, Inc.” by Dr. Richard Barton. We changed our name to “Ensign Services, Inc.” in December 2007. Our initial purpose was to market an electronic medical records software application called “Health-Chart” that had been under development for the preceding ten years. We were unsuccessful in obtaining the necessary financing to undertake the further development of the product and initiate the marketing efforts and discontinued our efforts in the initial plan in 2006.

In March 2007, Patricia G. Skarpa joined us and we initiated a new business plan to provide administrative and office services in the Houston, Texas area. We have entered into our first engagements which will provide approximately $25,000 in revenue through the end of March 2008 if completed as planned.  All arrangements are oral and not covered by written agreements. There are no assurances that we will complete the engagements successfully or that these engagements will be extended.

(b)	Business of Issuer

We will provide administrative and office services to businesses and professional firms in the Houston, Texas area. Initially, Ms. Skarpa will provide services herself or by subcontracting them to an independent, unaffiliated firm. The ultimate business plan is for Ms. Skarpa to engage independent contractors to provide services to clients that she obtains. Specifically, we will provide work in word processing and data entry and administrative support on an occasional or temporary basis.

Our staffing solutions are designed to help customers meet a variety of human resources needs in a flexible, efficient and cost-effective manner. We intend to offer our customers high standards of quality. Ms. Skarpa has devoted nearly 20 years to providing administrative services at what is now a Big Four Public Accounting Firm as well as at several law firms. She is closely attuned to the administrative needs of professional firms and companies.

The first category of our initial targeted clients will be professional firms that:

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Do not have a need for full-time administrative employees but do need administrative work performed.

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Need to cover work normally done by employees who are on vacation or otherwise on leave of absence.

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Have temporary work overloads.

The second category of our engagements will be designed to help make medical practice offices as paperless as possible.

Our first engagements fall into the first category listed above.

The advantages of using our services are:

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Having the work performed by an experienced person.

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Paying only for the specific amount of services needed.

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Not having to provide employee benefits or other administrative costs associated with employees.

We will seek new business through the business contacts of Ms. Skarpa and word of mouth. We will use more extensive marketing and advertising procedures if and when our financial condition permits. Initially, we will compete for new business on the basis of price.

(c)	Reports to security holders

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The Company is not required to deliver an annual report to security holders and, at this time, does not anticipate the distribution of such a report unless required to do so by statute or regulation.

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The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934.

▪

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N. E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

(d)	Employees

As of December 11, 2007, we had one employee, Patricia G. Skarpa, who is currently available substantially on a full-time basis. Ms. Skarpa, who is not under contract, will devote the amount of time to us that is necessary to perform the engagements obtained and to seek new ones.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We were incorporated on July 13, 2005 by Dr. Richard Barton. Our initial purpose was to market an electronic medical records software application called “Health-Chart” that had been under development for the preceding ten years. We were unsuccessful in obtaining the necessary financing to undertake further development of the product and initiate the  marketing efforts and discontinued our efforts in the initial plan in 2006. In March 2007, Patricia G. Skarpa joined us and we initiated a new business plan to provide administrative and office services in the Houston, Texas area. We have entered into our first engagement agreements All arrangements are oral and not covered by written agreements. which will provide approximately $25,000 in revenue through the end of March 2008 if completed as planned. All arrangements are oral and not covered by written agreements. There are no assurances that we will complete the engagements successfully or that these engagements will be extended.

.

Our initial engagements will be performed by Ms. Skarpa and will require substantially all of her time through the end of February 2008. These engagements involve the performance of secretarial and administrative work for clients that have a need for such services to meet increased work demands during that period. There is no commitment that these engagements will be extended.

Our overall business plan for the next nine to 12 months is for Ms. Skarpa to seek engagements using her business contacts. She will perform the work required on many, if not most, of these engagements. She will engage independent firms to assist her to perform the portion of the work that she does not perform. Thereafter, she will seek to locate independent contractors to perform an increasing portion of the engagements obtained. In those cases where independent contractors are used, our goal will be to realize at least a 15% to 20% gross margin.

We will seek to collect our fees on a weekly or monthly basis depending on competitive factors relating to each engagement.

We cannot predict what our level of activity will be over the next 12 months because we do not know how many client engagements we will obtain. We will not incur any cash obligations that we cannot satisfy with known resources of which there are currently none except as described in this report. Our president will provide her services at no cost for several months, if necessary.

Liquidity

Ensign does not have any credit facilities or other commitments for debt or equity financing. No assurances can be given that advances when needed will be available. We do not believe that we need funding to cover initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use funding, if obtained, to cover the salary of our president and to pay for marketing materials and proposal efforts. We currently have no formal salary arrangements with Ms. Skarpa. While no annual salary or length of employment has been determined to date, we anticipate providing an annual salary not to exceed $100,000 commencing with the successful completion of several engagements. The salary will be paid out of revenues, if any, or accrued if sufficient cash is not available to make payments. The accrual will begin after we have generated revenue of at least $25,000. We may seek private capital following the effectiveness of this registration statement on Form 10-SB. Such funding, which we anticipate would not exceed $100,000, will, if obtained, be used to pay salaries and for the production of marketing materials. However, we will conduct operations and seek client engagements even if no funding is obtained. The private capital will be sought from former business associates of our president or private investors referred to us by those associates. If a market for our shares ever develops, of which there can be no assurances and which is unlikely in the foreseeable future, we will use shares to compensate employees/consultants wherever possible.  To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

We are becoming subject to the reporting requirements of the Exchange Act of 1934 as of 60 days subsequent to our filing our Form 10-SB with the Securities and Exchange Commission. and will incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports and proxy statements. We estimate that these costs may range up to $50,000 per year for the next few years and will be higher if our business volume and activity increases but lower during the first year of being public because our overall business volume will be lower, and we will not yet be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These obligations will reduce our ability and resources to fund other aspects of our business. We hope to be able to use our status as a public company to increase our ability to use noncash means of settling obligations and compensating independent contractors who provide services for us, although there can be no assurances that we will be successful in any of those efforts. We will reduce the compensation levels paid to management if there is insufficient cash generated from operations to satisfy these costs.

To meet commitments that become due more than 12 months in the future, we will have to obtain client engagements in sufficient number and at sufficient levels of profitability. There does not currently appear to be any other viable source of long-term financing except that management may consider various sources of debt and/or equity financing if the same financing can be obtained on terms deemed reasonable to management.

Risk Factors

You should be aware that there are various risks to an investment in our common stock. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

If any of the following risks develop into actual events, they would have a materially adverse effect on our business, financial condition, results of operations and/or prospects. If that happens, the market price of our common stock, if any market ever develops, which is unlikely in the foreseeable future, could decline, and investors may lose all or part of their investment.

An investment in Ensign is highly speculative in nature and involves an extremely high degree of risk.

Risks Related to the Business

Ensign is a development stage company with a very limited operating history and anticipated losses.

 Ensign has only recently initiated its principal business operations. We have no revenues or assets. A substantial portion of our activities has involved developing a business plan. Therefore, we have insufficient operating history upon which an evaluation of our future performance and prospects can be made.  Ensign’s future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets. These risks include:

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competition from entities that are much more established and have greater financial and technical resources than do we;

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need  to develop infrastructure;

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ability to access and obtain capital when required; and

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dependence upon key personnel.

Ensign cannot be certain that its business strategy will be successful or that it will ever be able to sustain revenue generating activities. Furthermore, Ensign believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable future.

Ensign has no financial resources, and its auditors’ report includes an explanatory paragraph stating that there is substantial doubt about its ability to continue as a going concern.

Ensign has virtually no financial resources and an operating loss accumulated during the development stage of $38,000 as of September 30, 2007. Our auditors included an explanatory paragraph in their opinion on Ensign’s financial statements that states that this lack of resources causes substantial doubt about our ability to continue as a going concern. No assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern.

Ensign is and will continue to be completely dependent on the services of our president, Patricia G. Skarpa, the loss of whose services would likely cause our business operations to cease.

Ensign’s current business strategy is completely dependent upon the knowledge, reputation and business contacts of Patricia G. Skarpa, our president. If we were to lose the services of Ms. Skarpa, it is unlikely that we would be able to continue conducting our business plan even if some financing is obtained.

Our chief executive officer and sole employee, Patricia G. Skarpa, is entirely responsible for the execution of our business. She is under no contractual obligation to remain employed by us. If she should choose to leave us for any reason before we have hired qualified additional personnel, our operations are likely to fail. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Form 10-SB. We will fail without Ms. Skarpa or an appropriate replacement(s). We intend to acquire “key–man” life insurance on the life of Ms. Skarpa naming us as the beneficiary when and if we obtain the resources to do so, and Ms. Skarpa remains insurable. We have not yet procured such insurance, and there is no guarantee that we will be able to obtain such insurance in the future.

We operate in a highly competitive industry with low barriers to entry, and we may be unable to compete successfully against existing or new competitors.

The staffing services market is highly competitive with limited barriers to entry. We compete with full-service and specialized temporary staffing companies, including several large national and international companies such as Kelly Services, Adecco S.A., and Manpower Inc. Many of our competitors have much greater financial and technical resources than do we. Our industry is very price competitive. Competitors sometimes reduce their fees in order to attract clients. We expect that the level of competition will remain high, which could limit our ability to achieve profitability.

 Price competition in the staffing industry is intense, particularly for the provision of office clerical and light industrial personnel. We expect that the level of competition will remain high, which could limit our ability to maintain or increase our market share or profitability.

Fluctuations in general economic conditions significantly affect our business.

Demand for staffing services is significantly affected by the general level of economic activity and unemployment in the Houston area in which we operate. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, however, many companies reduce their use of temporary employees before terminating full-time employees. We may also experience more competitive pricing pressure during periods of economic downturn. Any significant economic downturn could have a material adverse effect on our business and reduce the likelihood that we will continue as a going concern.

Our success depends on our ability to maintain our professional reputation and name. If we are unable to do so, our business would be significantly and negatively impacted.

We depend on our overall reputation and name recognition to secure new engagements. We will obtain and are likely to continue obtaining many of our new engagements from existing clients or from referrals by those clients. A client who is dissatisfied with our work can adversely affect our ability to secure new engagements. If any factor hurts our reputation, including poor performance, we may experience difficulties in competing successfully for new engagements. Failure to maintain our professional reputation and brand name could seriously harm our business, financial condition and results of operations.

We currently are likely to complete a limited number of engagements in a year. Our revenues and operating results will fluctuate significantly from quarter to quarter, which may cause our stock price, if one exists, to decline.

Our current limited sources of resources permit us to perform a limited number of engagements in any one financial reporting period. Performance of a small number more of engagements in any one financial reporting quarter compared with the number of engagements performed in other surrounding periods will have a significant percentage impact on that quarter compared to the other quarters. As a result of these and other factors, we believe that period-to-period comparisons of our operating results will not be meaningful in the short term and that you should not rely upon our performance in a particular period as an indication of our performance in any future period.

Patricia G. Skarpa, our Chief Executive and Chief Financial Officer, has no meaningful accounting or financial reporting education or experience and, accordingly, our ability to meet Exchange Act reporting requirements on a timely basis will be dependent to a significant degree upon others.

Patricia G. Skarpa has no meaningful financial reporting education or experience. She is heavily dependent on advisors and consultants. As such, there is risk about our ability to comply with all financial reporting requirements accurately and on a timely basis.

We will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and that will require us to incur audit fees and legal fees in connection with the preparation of such reports.  These additional costs could reduce or eliminate our ability to earn a profit.

Sixty days following  the  filing of this report on Form 10-SB,  we will be required to file  periodic  reports with the Securities and Exchange  Commission  pursuant to the Securities  Exchange Act of 1934 and the  rules and  regulations  promulgated thereunder.  In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis.  Moreover, our legal counsel will have to review and assist in the preparation of such reports.  The costs charged by these professionals for such services cannot be accurately  predicted because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major affect on the  amount of time to be spent by our  auditors  and  attorneys.  However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with our fiscal year ending September 30, 2009, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ended September 30, 2009. Furthermore, in the following fiscal year, our independent registered public accounting firm will be required to report separately on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We currently have only one employee which is not a sufficient number of employees to segregate responsibilities. We may be unable to afford the cost of increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. During the course of our testing, we may identify other deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain adequate internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Having only one director limits our ability to establish effective independent corporate governance procedures and increases the control of our president/director.

We have only one director, who is our president and chairman. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues.

Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Risks Related to Our Common Stock

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

We have no committed source of financing. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued common shares. We have authorized 74,000,000 shares, and as of December 7, 2007, 64,000,000 shares remain unissued. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of Ensign because the shares may be issued to parties or entities committed to supporting existing management.

We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.

Our Articles of Incorporation authorize us to issue up to 1,000,000 shares of "blank check" preferred stock. Accordingly, our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of common stock.

Our Articles of Incorporation provide for indemnification of officers and directors at our expense and limit their liability. These provisions may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Articles of Incorporation and applicable Nevada law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's written promise to repay us therefor, if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we may be unable to recoup.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

There is currently no trading market for our common stock.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

Currently, there is no established public market for our securities, and there can be no assurances that any established public market will ever develop or that our common stock will be quoted for trading, and even if quoted, it is likely to be subject to significant price fluctuations.

Prior to the date of this report on Form 10-SB, there has not been any established trading market for our common stock, and there is currently no established public market whatsoever for our securities. We may seek a market maker to file an application with the Financial Industry Regulatory Authority, Inc. (“FINRA”) on our behalf so as to be able to quote the shares of our common stock on the OTCBB maintained by FINRA at some point after the effectiveness of this report on Form 10-SB. There can be no assurance that the market maker’s application will be accepted by FINRA, nor can we estimate the time period that the application will require. We are not permitted to file such application on our own behalf. If the application is accepted, there can be no assurances as to whether

(i)

any market for our shares will develop;

(ii)

the prices at which our common stock will trade; or

(iii)

the extent to which investor interest in us will lead to the development of an active, liquid trading market.  Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

In addition, our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of Ensign and general economic and market conditions.  No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Because of the anticipated low price of the securities being registered, many brokerage firms may not be willing to effect transactions in these securities.  Purchasers of our securities should be aware that any market that develops in our stock will be subject to the penny stock restrictions.

Any market that develops in shares of our common stock will be subject to the penny stock regulations and restrictions pertaining to low priced stocks that will create a lack of liquidity and make trading difficult or impossible.

The trading of our securities, if any, will be in the over-the-counter market which is commonly referred to as the OTCBB as maintained by FINRA. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

Rule 3a51-1 of the Securities Exchange Act of 1934 establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a minimum bid price of less than $4.00 per share or with an exercise price of less than $4.00 per share, subject to a limited number of exceptions which are not available to us. It is likely that our shares will be considered to be penny stocks for the immediately foreseeable future. This classification severely and adversely affects any market liquidity for our common stock.

For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.  In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth:

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the basis on which the broker or dealer made the suitability determination, and

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that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities. Our shares, in all probability, if they trade at all, will be subject to such penny stock rules for the foreseeable future, and our shareholders will, in all likelihood, find it difficult to sell their securities.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our stock.

Company management believes that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

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Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

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Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

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"Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

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Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

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Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell shares.

Secondary trading in our common stock will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted.

The ability of our president and majority shareholders to control our business may limit or eliminate minority shareholders’ ability to influence corporate affairs.

Our president and three other principal shareholders beneficially own 93.2% of our outstanding common stock. Because of this level of beneficial stock ownership, our president and three other principal shareholders will be in a position to continue to elect our board of directors, decide all matters requiring stockholder approval and determine our policies. The interests of our president and three other principal shareholders may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The minority shareholders would have no way of overriding decisions made by our president and three other principal shareholders. This level of control may also have an adverse impact on the market value of our shares because our president may institute or undertake transactions, policies or programs that result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

We do not expect to pay cash dividends in the foreseeable future

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

Because our director is not an independent director, we do not currently have independent audit or compensation committees. As a result, our director has the ability, among other things, to determine her own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We intend to comply with all corporate governance measures relating to director independence as and when required. However, we may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

For all of the foregoing reasons and others set forth herein, an investment in our securities in any market that may develop in the future involves a high degree of risk.

Recent Accounting Pronouncements

In June 2003, the United States Securities and Exchange Commission adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002. Commencing with our annual report for the year ended September 30, 2008, we will be required to include a report of management on our internal control over financial reporting. The internal control report must include a statement.

▪

of management’s responsibility for establishing and maintaining adequate internal control over our financial reporting;

▪

of management’s assessment of the effectiveness of our internal control over financial reporting as of year end; and

▪

of the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Furthermore, in the following fiscal year, it is required to file the registered accounting firm’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for Ensign’s financial statements issued in 2008; however, earlier application is encouraged. Ensign is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (“SFAS No. 158”).  SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. We do not anticipate that the adoption of this statement will have any effect on our financial condition and results of operations since we do not have any defined benefit or other postretirement plans.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted. We do not anticipate that the adoption of this statement will have a material effect on our financial condition and results of operations.

The FASB, the Emerging Issues Task Force and the United States Securities and Exchange Commission have issued certain other accounting pronouncements and regulations as of September 30, 2006 that will become effective in subsequent periods; however, management of Ensign does not believe that any of those pronouncements would have significantly affected Ensign’ financial accounting measurements or disclosures had they been in effect during the years ended September 30, 2007 and 2006, and it does not believe that any of those pronouncements will have a significant impact on Ensign’s financial statements at the time they become effective.

Critical Accounting Policies

The preparation of financial statements and related notes requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  There are no critical policies or decisions that rely on judgments that are based on assumptions about matters that are highly uncertain at the time the estimate is made.  Note 2 to the financial statements, included elsewhere in this prospectus, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Seasonality

We do not anticipate a significant seasonal impact in our business. However, we believe that employers generally tend to seek fewer temporary employees during July and August and during the period from Thanksgiving through New Year’s.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Regulation S-B Section 303.

ITEM 3.

DESCRIPTION OF PROPERTY

 We currently operate out of office space located at 914 Park Knoll Lane, Katy, TX 77450 provided to us by our president at no cost which serves as our address. Ms. Skarpa incurs no incremental costs as a result of our using the space which is in her home. Therefore, she does not charge us for its use. There is no written lease agreement.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of December 11, 2007, the number of shares of Common Stock owned of record and beneficially owned by executive officers, directors and persons who hold 5% or more of the 10,000,000 outstanding shares of Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
Patricia G. Skarpa 914 Park Knoll Lane Katy, TX 77450	1,040,000	10.4%

Richard K. Barton 914 Park Knoll Lane Katy, TX 77450	4,000,000	40%

S. Craig Barton 914 Park Knoll Lane Katy, TX 77450	2,320,000	23.2%

Robert Rozner 914 Park Knoll Lane Katy, TX 77450	2,000,000	20%
All Officers and Directors as a group (1 individual)	1,040,000	10.4%

(1)

Ms. Skarpa is President, Chief Financial Officer, Secretary and Director of the Company. Her shares include 40,000 shares held by Ms. Skarpa’s minor daughter, Hallie Beth Skarpa, in accordance with SEC Release 33-4819 which states, in part, that a person is regarded as the beneficial owner of securities held in the name of his or her minor children.  Ms. Skarpa disclaims any beneficial interest in or control over any of such shares other than that which may be attributed to her by operation of law.

(2)	Richard K. Barton and S. Craig Barton are brothers.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers and directors and additional information concerning them are as follows:

NAME	AGE	POSITION

Patricia G. Skarpa	46	President, Chief Financial Officer, Chief Accounting Officer, Secretary, and Director

Patricia G. Skarpa. Ms. Skarpa has served as President of the Company since March 2007. Prior to that, she was an executive/legal secretary at Deloitte & Touche (February 1983 through February 1991), Crady, Jewett & McCully, LLP (February 1991 through October 1993), and John M. Young, Attorney-at-Law (October 1993 through October 2005). Since October 2005, she has performed services on an independent contractor basis. She also has owned and managed Exclusive Building Services, an unincorporated commercial janitorial services company which is still in limited operation. All of these entities were located in the Houston, Texas area.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified. No officer or director has any prior history with a blank check company.

B. Significant Employees.

None, except our President, Patricia G. Skarpa.

C. Family Relationships.

Our two largest shareholders, who are not active in our business, are brothers.

D. Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Committees

The Board of Directors has no separate committees. Concurrent with having sufficient members and resources, the Ensign board of directors will establish an audit committee and a compensation committee.  We believe that we will need a minimum of five directors to have effective committee systems. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls.  The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

All directors will be reimbursed by Ensign for any expenses incurred in attending directors' meetings provided that Ensign has the resources to pay these fees.  Ensign will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

ITEM 6.

EXECUTIVE COMPENSATION

None of the Company’s officers or directors, currently only one person, has received any cash remuneration since inception. Ms. Skarpa will receive compensation upon completing several engagements. The level of annual compensation is expected to be less than $100,000 for the foreseeable future.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently operate out of office space located at 914 Park Knoll Lane, Katy, TX 77450 provided to us by our president at no cost, which serves as our address. Ms. Skarpa incurs no incremental costs as a result of our using the space. Therefore, she does not charge us for its use. There is no written lease agreement.

ITEM 8.

DESCRIPTION OF SECURITIES

(a)	Common or Preferred Stock

We are authorized by our Certificate of Incorporation to issue an aggregate of 74,000,000 shares of common stock and 1,000,000 shares of preferred stock.  All shares have a par value of $.001. As of December 11, 2007, 10,000,000 shares of Common Stock were issued and outstanding. There are no shares of preferred stock issued or outstanding.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. No shares of preferred stock have been designated, issued or are outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue up to 1,000,000 shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although we have no present intention to issue any shares of preferred stock, there can be no assurance that we will not do so in the future.

Among other rights, our board of directors may determine, without further vote or action by our stockholders:

▪

the number of shares and the designation of the series;

▪

whether to pay dividends on the series and, if so, the dividend rate, whether dividends will be cumulative and, if so, from which date or dates, and the relative rights of priority of payment of dividends on shares of the series;

▪

whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

▪

whether the series will be convertible into or exchangeable for shares of any other class or series of stock and, if so, the terms and conditions of conversion or exchange;

▪

whether or not the shares of the series will be redeemable and, if so, the dates, terms and conditions of redemption and whether there will be a sinking fund for the redemption of that series and, if so, the terms and amount of the sinking fund; and

▪

the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

We presently do not have plans to issue any shares of preferred stock. However, preferred stock could be used to dilute a potential hostile acquirer.  Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer or prevent a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b)	Debt Securities.

None.

(c)	Other Securities To Be Registered

None.

PART II

ITEM 1.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information. The Company's Common Stock is not trading or quoted on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b)  Holders. As of December 11, 2007, there were 40 record holders of 10,000,000 shares of our Common Stock.

(c)  Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of our business.

ITEM 2.

LEGAL PROCEEDINGS.

Presently, there are not any pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES.

During the three years preceding the filing of this Form 10-SB, the Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

At inception, we issued 4,000,000 shares of our Common Stock to each of S. Craig Barton and Richard K. Barton in consideration for their efforts to incorporate us and establish our initial business plan.  We claim an exemption from  registration  afforded  by Section 4(2) of  the Securities Act of 1933 for the  above  issuances,  since  the  foregoing issuances did not involve a public offering,  the  recipients  took the shares for investment and not resale and we took  appropriate  measures  to  restrict  transfer.  No  underwriters or agents were  involved  in  the  foregoing  issuances  and  we  paid  no  underwriting discounts  or  commissions.

On January 2, 2006 we issued 2,000,000 shares of our Common Stock to Robert Rozner for $20,000.  We claim an exemption from  registration  afforded  by Section 4(2) of  the Securities Act of 1933 for the  above  issuance,  since  the  foregoing issuance did not involve a public offering,  the  recipient  took the shares for investment and not resale and we took  appropriate  measures  to  restrict  transfer.  No  underwriters or agents were  involved  in  the  foregoing  issuance  and  we  paid  no  underwriting discounts  or  commissions.

S. Craig Barton, Richard K. Barton and Robert Rozner are all accredited investors.

In March 2007 we sold 1,680,000 shares of our common stock at$.001 per share to 37 people, including 1,000,000 shares to Patricia Skarpa and 40,000 shares to the minor daughter of Patricia Skarpa. The total proceeds of the sale were $1,680. The shareholders include minor children whose shares were purchased by their parents and given to them. With the exception of such minor children, these stockholders had an opportunity to ask questions of and receive answers from our executive officer and were provided with access to our documents and records in order to verify the information provided.   Each of these 37 shareholders who was not an accredited investor represented that he/she had such knowledge and experience (exclusive of the minor children heretofore referred to) in financial and business matters that he/she was capable of evaluating the merits and risks of the investment, and we had grounds to reasonably believe immediately prior to making any sale that such purchaser falls within this description.  All transactions were negotiated in face-to-face or telephone discussions between us and the individual purchaser, (exclusive of the aforesaid minor children), each of whom indicated that they met the standards for participation in a non-public offering under Section 4(2) of the Securities Act of 1933, as amended.  We have made a determination that each of these investors is a “sophisticated investor” meaning that each is an investor who has sufficient knowledge and experience with investing that he/she is able to evaluate the merits of an investment.  Because of sophistication of each investor as well as, education, business acumen, financial resources and position, each such investor had an equal or superior bargaining position in its dealings with us.

Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued, except for the shares issued to Richard Barton and S. Craig Barton.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act.

In March 2007, we repurchased and retired 1,680,000 shares of our common stock from S. Craig Barton for $1,680.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation provide that we shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada as set forth in Nevada Revised Statutes (NRS) Chapter 78.  Our Articles of Incorporation also provide that a director of Ensign shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

We have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, We will submit the question of whether indemnification by us is against public policy to an appropriate court and will be governed by the final adjudication of the case.

There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

FINANCIAL STATEMENTS

ENSIGN SERVICES, INC.

(A DEVELOPMENT STAGE COMPANY)

SEPTEMBER 30, 2007

INDEX TO FINANCIAL STATEMENTS

TABLE OF CONTENTS
Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet as of September 30, 2007	F-3

Statements of Operations	F-4

Statement of Stockholders’ Deficit	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Ensign Services, Inc.

(A Development Stage Company)

Katy, TX

We have audited the accompanying balance sheet of Ensign Services, Inc., a development stage company, (the “Company”) as of September 30, 2007, and the related statements of operations, stockholders' deficit, and cash flows for the fiscal years ended September 30, 2007 and 2006, and the period from July 13, 2005 (inception) through September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and the results of its operations and its cash flows for the fiscal years ended September 30, 2007 and 2006, and the period from July 13, 2005 (inception) through September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no operations, a stockholders’ deficit and a deficit accumulated during the development stage, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Li & Company, PC

Li & Company, PC

Skillman, New Jersey

December 10, 2007

ENSIGN SERVICES, INC.

(A Development Stage Company)

BALANCE SHEET

September 30, 2007

CURRENT ASSETS:

Cash	$-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accrued expenses	$10,000

TOTAL LIABILITIES	10,000

STOCKHOLDERS’ DEFICIT:
Preferred stock, $.001 par value; 1,000,000 shares authorized; none issued or outstanding	-
Common stock, $.001 par value; 74,000,000 shares authorized; 10,000,000 shares issued and outstanding	10,000
Additional paid-in capital	18,000
Deficit accumulated during the development stage	(38,000)

TOTAL STOCKHOLDERS’ DEFICIT	(10,000)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$-

 See accompanying notes to the financial statements.

ENSIGN SERVICES, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Fiscal Year Ended September 30, 2007	Fiscal Year Ended September 30, 2006	For the Period from July 13, 2005 (Inception) through September 30, 2007

Revenue	$-	$-	$-
Expenses	(10,000)	(20,000)	(38,000)
Net Loss	$(10,000)	$(20,000)	$(38,000)

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	10,000,000	9,490,410

See accompanying notes to the financial statements.

ENSIGN SERVICES, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ DEFICIT

For the Period from July 13, 2005 (Inception) through September 30, 2007

	Common Shares	Common Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total

Balance, October 1, 2005	8,000,000	$8,000	$-	$(8,000)	$-

Sale of 2,000,000 shares	2,000,000	2,000	18,000	-	20,000
Net loss	-	-	-	(20,000)	(20,000)

Balance, September 30, 2006	10,000,000	10,000	18,000	(28,000)	-

Sale of 1,680,000 shares	1,680,000	1,680	-	-	1,680
Repurchase and retirement of 1,680,000 shares	(1,680,000)	(1,680)	-	-	(1,680)
Net loss	-	-	-	(10,000)	(10,000)

Balance, September 30,2007	10,000,000	$10,000	$18,000	$(38,000)	$(10,000)

See accompanying notes to the financial statements.

ENSIGN SERVICES, INC.

STATEMENTS OF CASH FLOWS

(A Development Stage Company)

	Fiscal Year Ended September 30, 2007	Fiscal Year Ended September 30, 2006	For the Period from July 13, 2005 (Inception) through September 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,000)	$(20,000)	$(38,000)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Settlement of expenses by issuing shares			8,000
Increase in accrued expenses	10,000	-	10,000
Net cash used in operating activities	-	(20,000)	(20,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of shares	1,680	20,000	21,680
Purchase of shares	(1,680)	-	(1,680)
NET CHANGE IN CASH	-	-	-

CASH AT BEGINNING OF PERIOD	-	-	-

CASH AT END OF PERIOD	$-	$-	$-

See accompanying notes to the financial statement

ENSIGN SERVICES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Ensign Services, Inc. (the “Company”) was incorporated in the State of Nevada on July 13, 2005 under the name “Ensign Medical, Inc.” for the initial purpose of marketing an electronic medical records software application called “Health-Chart” that that had been under development for the preceding ten years. It was unsuccessful in obtaining the necessary financing to undertake further product development and the initial marketing efforts successfully and discontinued its efforts in the initial plan in 2006. In 2007, it initiated a new business plan to provide administrative and office services in the Houston, Texas area. It changed its name to “Ensign Services, Inc.” in December 2007.

The Company has not generated revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. It has entered into its first engagements which will generate approximately $25,000 in revenue through the end of March 2008 if completed as planned.  There are no assurances that the Company will complete the engagements successfully or that these engagements will be extended.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is a development stage company as defined by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Year-end

The Company has elected a fiscal year ending on September 30.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Net Loss Per Common Share

Net loss per common share is computed pursuant to Statement of Financial Accounting Standards No. 128, Earnings Per Share.  Basic and diluted net income per common share has been calculated by dividing the net income for the period by the basic and diluted weighted average number of common shares outstanding assuming that the Company incorporated as of the beginning of the first period presented.

Revenue Recognition

The Company will follow the guidance of the United States Securities and Exchange Commission’s Staff Accounting Bulletin 104 (“SAB No. 104”) for revenue recognition. The Company will recognize revenue when it is realized or realizable after the work has been performed.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

There were no significant differences between income reported for financial reporting purposes and income reported for income tax purposes for the two years ended September 30, 2007.

Recently Issued Accounting Standards

In June 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Commencing with the Company’s Annual Report for the year ending September 30, 2008, the Company is required to include a report of management on the Company’s internal control over financial reporting. The internal control report must include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company; of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of year end and ; of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting, which report is also required to be filed as part of the Annual Report on Form 10-KSB. Furthermore, in the following fiscal year, it is required to file the registered independent accounting firm’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In September 2006, the SEC staff issued Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative factors are considered, is material. SAB No. 108 is effective in any report for an interim period of the first fiscal year ending after November 15, 2006 with early application of the guidance is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement ("SFAS No. 157"). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company's financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (“SFAS No. 158”).  SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. SFAS No. 158 is effective as of the end of the fiscal year ending after December 15, 2006 for an employer with publicly traded equity securities. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 - GOING CONCERN

The Company is currently in the development stage. The Company intends to provide administrative and office services; however, the Company has not yet begun generating revenues as of September 30, 2007. Its activities as of September 30, 2007 have been organizational and developmental.

As reflected in the accompanying financial statements, the Company had a deficit accumulated during the development stage of $38,000 at September 30, 2007, had a net loss and cash used in operations of $38,000 and $20,000 for the period from July 13, 2005 (inception) through September 30, 2007, respectively, and earned no revenues since inception.

While the Company is attempting to commence operations and produce revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. There are no assurances that the Company will complete the engagements successfully or that these engagements will be extended. While the Company believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - STOCKHOLDERS’ DEFICIT

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 74,000,000 shares of common stock and 1,000,000 shares of preferred stock.  All shares have a par value of $.001. As of December 7, 2007, 10,000,000 shares of Common Stock are issued and outstanding. There are no shares of preferred stock issued or outstanding.

The Company sold 2,000,000 shares of Common Stock for $20,000 in January 2006.

In March 2007 the Company sold 1,680,000 shares of its common stock at $.001 per share to 37 people, including 1,000,000 shares to its current President and 40,000 shares to the minor daughter of its current President. The total proceeds of the sale were $1,680.

In March 2007, the Company repurchased and retired 1,680,000 shares of its common stock from S. Craig Barton for $1,680.

PART III

ITEM 1.

INDEX TO EXHIBITS.

Exhibit
Number	Description

3.1	Articles of Incorporation.
3.1a	Amended Articles of Incorporation
3.2	By-Laws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2007	ENSIGN SERVICES, INC.

By: /s/ Patricia G. Skarpa
Name: Patricia G. Skarpa
Title: President

II-1